CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
GENOCEA BIOSCIENCES, INC.

Genocea Biosciences, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST:	The Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on August 16, 2006 under the name “Genocea, Inc.”

SECOND: The Certificate of Incorporation was amended and restated on December 21, 2006, on February 10, 2009, on December 17, 2010 and on September 27, 2012, and was amended on September 30, 2013, January 21, 2014, June 21, 2018, and May 20, 2019 (the “Amended and Restated Certificate of Incorporation”).

THIRD:
This Certificate of Amendment amends the Amended and Restated Certificate of Incorporation and has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

FOURTH: The Amended and Restated Certificate of Incorporation is hereby amended by deleting subsection (a) of Article IV “Capital Stock” and replacing it as follows:

“The total number of shares of stock which the Corporation shall have authority to issue is 275,000,000 consisting of 250,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 25,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). Such stock may be issued from time to time by the Corporation for such consideration as may be fixed by the board of directors of the Corporation (the “Board of Directors”).

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 2nd day of June, 2020.

By:___/s/ Diantha Duvall_______
Name: Diantha Duvall
Title: Chief Financial Officer